Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Second Quarter 2011 Earnings
NEW YORK, August 23, 2011 — Melco Crown Entertainment Limited (Nasdaq:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the second quarter of 2011.
Net revenue for the second quarter of 2011 was US$960.0 million, representing an increase of approximately 67% from US$573.6 million for the comparable period in 2010. The significant increase in net revenue in the second quarter of 2011 from the same period in 2010 was mainly attributable to improved rolling chip volumes, normalized rolling chip win rates at City of Dreams, continued strong growth in mass market and hotel operations at City of Dreams, as well as contributions from other non-gaming amenities such as The House of Dancing Water and Club Cubic.
Adjusted EBITDA<1> was US$216.3 million for the second quarter of 2011, as compared to Adjusted EBITDA of US$73.4 million in the second quarter of 2010. The 195% year-over-year increase was primarily as a result of the substantial growth in gaming volumes, a sustainably improved mass market hold percentage at City of Dreams and a more normalized blended rolling chip win rate across both City of Dreams and Altira Macau, combined with the Company’s continued focus on operating margins.
On a U.S. GAAP basis, Melco Crown Entertainment recorded net income for the second quarter of 2011 of US$66.7 million, or US$0.13 per ADS, compared with a net loss of US$30.1 million, or a loss of US$0.06 per ADS, in the second quarter of 2010. The year-on-year improvement in net income primarily resulted from the significant improvement in operating fundamentals at both City of Dreams and Altira Macau, partially offset by increased interest costs from the high yield and RMB denominated bond as well as higher depreciation expense associated with The House of Dancing Water, one-off charges relating to the refinancing of the City of Dreams Project Facility, and transaction costs related to the Studio City acquisition.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “These results represent another strong quarter for our Company, driven by significantly improved operating performance across all areas of the business. Our second quarter results reflect record consolidated EBITDA on record setting gaming volumes for our Company. Our overall profitability continues to reflect our various cost containment initiatives that help drive strong operating leverage.
“The House of Dancing Water is soon to celebrate its first anniversary in September. Since its grand opening last September, this spectacular extravaganza has become a phenomenal attraction and has earned plaudits from audiences and critics alike. The show has entertained over 700,000 guests with occupancy levels above 90% on average per show. The House of Dancing Water has significantly reinforced City of Dreams entertainment proposition and has generated meaningful positive ripple effects throughout the business, including higher property visitation, hotel occupancy rates, and gaming spend.
“We continue to deliver on our objective of profitably expanding our mass market business, particularly the premium mass segment, while delivering solid rolling chip volume growth without compromising our disciplined approach in this segment.
“As recently announced, we have successfully completed the acquisition of a 60% interest in the Studio City project on Cotai. This project is another significant milestone for the Company, and we believe its completion will complement and expand our current portfolio of gaming assets in Macau. Our interest in Studio City represents a unique and attractive opportunity for our shareholders and employees that further demonstrates our long term commitment to Macau. We continue to work on our design plans and are currently evaluating financing plans, including a bank loan and other debt financing, to fund this project. We look forward to working closely with the Macau government to bring this project to completion.
“We are also excited about the recently announced dual listing proposal. Upon completion of our Hong Kong initial public offering, our dual listing will provide our existing shareholders with much enhanced liquidity and will also broaden the Company’s investor universe. We believe the dual listing will make a major contribution towards the dynamic development and growth of the Company in the long term.”
City of Dreams 2Q Results
For the quarter ended June 30, 2011, net revenue at City of Dreams was US$607.9 million compared to US$309.3 million in the second quarter of 2010. City of Dreams generated Adjusted EBITDA of US$151.3 million in the second quarter of 2011, an increase of 253% when compared to US$42.9 million in the second quarter of 2010.
The year-over-year improvements were driven by substantial growth in both rolling chip and mass market volumes, improvements in mass market hold percentages and rolling chip win rates, as well as increased hotel sales and contributions from The House of Dancing Water and Club Cubic.

Rolling chip volume for the second quarter of 2011 totaled US$19.3 billion, an increase of 59% from US$12.2 billion from the comparable period in 2010. The rolling chip win rate was 2.8% in the second quarter of 2011, in-line with the expected rolling chip win rate range of 2.7% - 3.0%. The rolling chip win rate for the comparable quarter in 2010 was 2.2%.
Mass market table games drop for the second quarter of 2011 totaled US$750.5 million, an increase of 55% from US$483.7 million for the comparable period in 2010. The mass market hold percentage was 23.6% in the second quarter of 2011, an increase from 22.0% in the second quarter of 2010. At City of Dreams, we expect our mass market table games hold percentage to range from 22%-25%.
Slot handle for the quarter ended June 30, 2011 was US$568.9 million, up 24% from US$458.2 million generated in the same period of 2010.
Total non-gaming revenue at City of Dreams in the second quarter of 2011 was US$54.1 million, an increase of 69% from US$32.1 million for the second quarter of 2010. Occupancy per available room in the first quarter of 2011 was 90% versus 81% in the second quarter of 2010. The average daily rate (ADR) in the second quarter of 2011 was US$170 per occupied room, which compares with US$152 in the comparable quarter of 2010, an increase of 12%.
Altira Macau 2Q Results
For the quarter ended June 30, 2011, net revenue at Altira Macau was US$311.5 million compared to US$230.6 million in the second quarter of 2010. Altira Macau generated Adjusted EBITDA of US$73.1 million in the second quarter of 2011, an increase of 99% when compared to Adjusted EBITDA of US$36.7 million in the second quarter of 2010. The significant year-over-year improvements in net revenues and Adjusted EBITDA were driven by strong rolling chip volume growth and substantially improved operating margins.

Rolling chip volume totaled US$13.2 billion in the second quarter of 2011, an increase of 39% from US$9.5 billion for the second quarter of 2010. The rolling chip win rate was 3.1%, compared to a win rate of 3.2% for the same period in 2010. The expected rolling chip win rate range is 2.7%-3.0%.
Mass market table games drop totaled US$147.7 million in the second quarter of 2011, an increase of 93% from US$76.5 million generated for the comparable period in 2010. The mass market hold percentage was 15.8% in the second quarter of 2011 compared with 18.2% in the second quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15.0%-17.0%.
Total non-gaming revenue at Altira Macau in the second quarter of 2011 was US$7.8 million, up slightly from the second quarter of 2010. Occupancy per available room in the second quarter of 2011 was 97% compared to 93% in the second quarter of 2010. ADR was US$200 per occupied room for the second quarter of 2011, compared to US$166 in the same period of 2010, an increase of 21%.
Mocha Clubs 2Q Results
Net revenue from Mocha Clubs totaled US$32.4 million in the second quarter of 2011, up from US$26.9 million in the second quarter of 2010. Mocha Clubs generated US$10.1 million of Adjusted EBITDA in the second quarter of 2011, an increase of 42% when compared to Adjusted EBTDA of US$7.1 million in the same period in 2010.
The number of gaming machines in operation at Mocha Clubs averaged approximately 1,600 in the second quarters of 2011 and 2010. The net win per gaming machine per day was US$226 in the quarter ended June 30, 2011, as compared with US$184 in the same period in 2010, an increase of 23%.
Other Factors Affecting Earnings
Total non-operating expense for the second quarter of 2011 totaled US$60.8 million, which included US$27.4 million in net interest expense, other finance costs of US$4.5 million, a US$4.3 million charge relating to a change in fair value of an existing interest rate swap arrangement as well as a one-off expense of US$25.2 million associated with the recent refinancing of the City of Dreams Project Facility. There was no capitalized interest during the second quarter of 2011.

Depreciation and amortization costs of US$83.6 million were recorded in the second quarter of 2011, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.9 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily related to the opening of The House of Dancing Water in the third quarter of 2010 and Club Cubic at the beginning of the second quarter of 2011.
Financial Position and Capital Expenditure
Cash and cash equivalents as at June 30, 2011 totaled US$1,395.3 million, including US$368.4 million of restricted cash. Total debt at the end of the second quarter of 2011 was US$2.4 billion, and total net debt to shareholders’ equity as of June 30, 2011 was 40%.
Capital expenditures for the second quarter of 2011 were US$8.5 million, predominantly related to various projects at City of Dreams and Altira Macau.
Six Months’ Results
For the six months ending June 30, 2011, Melco Crown Entertainment reported net revenue of US$1,766.5 million versus US$1,141.2 million in the six months ending June 30, 2010. The year-over-year increase in net revenue was driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water and Club Cubic.
Adjusted EBITDA for the first six months of 2011 was US$337.6 million, as compared with an Adjusted EBITDA of US$160.3 million in the first six months of 2010. The year-over-year improvements in net revenue and Adjusted EBITDA were primarily attributable to the increase in operating revenues, improvements in mass market hold percentages, as well as through a committed cost control focus at all business units.

On a U.S. GAAP basis, Melco Crown Entertainment reported net income of US$73.8 million, or US$0.14 per ADS, for the first six months of 2011, compared to a net loss of US$42.6 million, or a loss of US$0.08 per ADS, for the first six months of 2010.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its second quarter 2011 financial results on August 23, 2011 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 730 5763
US Toll/International	1 857 350 1587
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	080 823 47616
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll/International	1 617 801 6888

Passcode	93519621
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in

Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)
“Adjusted net income (loss)” is net income (loss) before pre-opening costs, development costs and property charges and others. Adjusted net income (loss) and adjusted net income (loss) per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:
Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 8833 or +852 2598 3689
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$921,488	$555,571	$1,692,361	$1,104,839
Rooms	25,341	20,325	49,323	39,335
Food and beverage	14,486	14,201	29,329	27,406
Entertainment, retail and others	22,954	5,391	41,179	10,761

Gross revenues	984,269	595,488	1,812,192	1,182,341
Less: promotional allowances	(24,314)	(21,848)	(45,650)	(41,096)

Net revenues	959,955	573,640	1,766,542	1,141,245

OPERATING COSTS AND EXPENSES
Casino	(662,594)	(442,925)	(1,273,763)	(865,830)
Rooms	(4,439)	(3,455)	(9,024)	(6,767)
Food and beverage	(7,536)	(5,841)	(16,543)	(15,330)
Entertainment, retail and others	(16,124)	(2,047)	(29,158)	(4,143)
General and administrative	(55,558)	(47,377)	(104,314)	(91,349)
Pre-opening costs	(682)	(2,910)	(1,285)	(6,982)
Development costs	(1,110)	—	(1,110)	—
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,882)	(4,880)	(9,763)	(9,760)
Depreciation and amortization	(64,363)	(56,824)	(128,136)	(113,733)
Property charges and others	(1,000)	(474)	(1,025)	34

Total operating costs and expenses	(832,598)	(581,043)	(1,602,740)	(1,142,479)

OPERATING INCOME (LOSS)	127,357	(7,403)	163,802	(1,234)

NON-OPERATING EXPENSES
Interest expenses, net	(27,390)	(21,283)	(53,996)	(36,766)
Other finance costs	(4,525)	780	(8,681)	(2,620)
Change in fair value of interest rate swap agreements	(4,310)	—	(4,310)	—
Foreign exchange gain, net	35	428	191	17
Other income, net	600	551	2,064	1,041
Loss on extinguishment of debt	(25,193)	—	(25,193)	—
Costs associated with debt modification	—	(3,156)	—	(3,156)

Total non-operating expenses	(60,783)	(22,680)	(89,925)	(41,484)

INCOME (LOSS) BEFORE INCOME TAX	66,574	(30,083)	73,877	(42,718)
INCOME TAX CREDIT (EXPENSE)	82	(18)	(69)	143

NET INCOME (LOSS)	$66,656	$(30,101)	$73,808	$(42,575)

INCOME (LOSS) PER SHARE:
Basic	$0.042	$(0.019)	$0.046	$(0.027)

Diluted	$0.041	$(0.019)	$0.046	$(0.027)

INCOME (LOSS) PER ADS:
Basic	$0.125	$(0.057)	$0.138	$(0.080)

Diluted	$0.124	$(0.057)	$0.137	$(0.080)

WEIGHTED AVERAGE SHARES USED IN INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,600,828,700	1,595,385,813	1,599,631,942	1,595,281,416

Diluted	1,615,246,974	1,595,385,813	1,611,770,624	1,595,281,416

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited) (3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,026,851	$441,923
Restricted cash	12,499	167,286
Accounts receivable, net	241,413	259,521
Amounts due from affiliated companies	1,949	1,528
Income tax receivable	—	198
Inventories	14,192	14,990
Prepaid expenses and other current assets	20,873	15,026

Total current assets	1,317,777	900,472

PROPERTY AND EQUIPMENT, NET	2,562,896	2,671,895
GAMING SUBCONCESSION, NET	628,123	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	74,290	95,629
RESTRICTED CASH	355,938	—
DEFERRED TAX ASSETS	—	25
DEFERRED FINANCING COSTS	46,460	45,387
DEPOSIT FOR ACQUISITION OF SUBSIDIARIES	65,000	—
LAND USE RIGHTS, NET	418,392	428,155

TOTAL	$5,555,011	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,676	$8,880
Accrued expenses and other current liabilities	457,869	462,084
Income tax payable	1,277	934
Current portion of long-term debt	—	202,997
Amounts due to affiliated companies	748	673
Amounts due to shareholders	32	36

Total current liabilities	469,602	675,604

LONG-TERM DEBT	2,316,741	1,521,251
OTHER LONG-TERM LIABILITIES	4,510	6,496
DEFERRED TAX LIABILITIES	17,325	18,010
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	16,359	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	16,069	16,056
Treasury shares	(58)	(84)
Additional paid-in capital	3,103,092	3,095,730
Accumulated other comprehensive losses	(918)	(11,345)
Accumulated losses	(503,358)	(577,166)

Total shareholders’ equity	2,614,827	2,523,191

TOTAL	$5,555,011	$4,884,440

(3)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

Melco Crown Entertainment Limited
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income (Loss)	$66,656	$(30,101)	$73,808	$(42,575)
Pre-opening Costs	682	2,910	1,285	6,982
Development Costs	1,110	—	1,110	—
Property Charges and Others	1,000	474	1,025	(34)

Adjusted Net Income (Loss)	$69,448	$(26,717)	$77,228	$(35,627)

ADJUSTED NET INCOME (LOSS) PER SHARE:
Basic	$0.043	$(0.017)	$0.048	$(0.022)

Diluted	$0.043	$(0.017)	$0.048	$(0.022)

ADJUSTED NET INCOME (LOSS) PER ADS:
Basic	$0.130	$(0.050)	$0.145	$(0.067)

Diluted	$0.129	$(0.050)	$0.144	$(0.067)

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,600,828,700	1,595,385,813	1,599,631,942	1,595,281,416

Diluted	1,615,246,974	1,595,385,813	1,611,770,624	1,595,281,416

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Three Months Ended June 30, 2011
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$63,373	$7,540	$94,488	$(38,044)	$127,357

Pre-opening Costs	—	—	682	—	682
Development Costs	—	—	—	1,110	1,110
Depreciation and Amortization	9,634	2,542	55,970	15,409	83,555
Share-based Compensation	60	51	187	2,338	2,636
Property Charges and Others	—	—	—	1,000	1,000

Adjusted EBITDA	73,067	10,133	151,327	(18,187)	216,340
Corporate and Other Expenses	—	—	—	18,187	18,187

Adjusted Property EBITDA	$73,067	$10,133	$151,327	$—	$234,527

	Three Months Ended June 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$26,745	$3,262	$(7,531)	$(29,879)	$(7,403)

Pre-opening Costs	—	—	2,910	—	2,910
Depreciation and Amortization	9,881	3,838	47,015	15,280	76,014
Share-based Compensation	15	31	191	1,160	1,397
Property Charges and Others	34	12	324	104	474

Adjusted EBITDA	36,675	7,143	42,909	(13,335)	73,392
Corporate and Other Expenses	—	—	—	13,335	13,335

Adjusted Property EBITDA	$36,675	$7,143	$42,909	$—	$86,727

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)
(In thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2011	2010
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$234,527	$86,727
Corporate and Other Expenses	(18,187)	(13,335)

Adjusted EBITDA	216,340	73,392
Pre-opening Costs	(682)	(2,910)
Development Costs	(1,110)	—
Depreciation and Amortization	(83,555)	(76,014)
Share-based Compensation	(2,636)	(1,397)
Property Charges and Others	(1,000)	(474)
Interest and Other Non-Operating Expenses, Net	(60,783)	(22,680)
Income Tax Credit (Expense)	82	(18)

Net Income (Loss)	$66,656	$(30,101)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Six Months Ended June 30, 2011
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$94,759	$15,985	$124,702	$(71,644)	$163,802
Pre-opening Costs	35	—	1,250	—	1,285
Development Costs	—	—	—	1,110	1,110
Depreciation and Amortization	19,238	5,298	111,027	30,955	166,518
Share-based Compensation	100	81	373	3,302	3,856
Property Charges and Others	—	25	—	1,000	1,025

Adjusted EBITDA	114,132	21,389	237,352	(35,277)	337,596
Corporate and Other Expenses	—	—	—	35,277	35,277

Adjusted Property EBITDA	$114,132	$21,389	$237,352	$—	$372,873

	Six Months Ended June 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$38,942	$5,576	$12,738	$(58,490)	$(1,234)
Pre-opening Costs	—	—	6,982	—	6,982
Depreciation and Amortization	20,104	7,968	93,414	30,626	152,112
Share-based Compensation	(71)	60	349	2,165	2,503
Property Charges and Others	(474)	12	324	104	(34)

Adjusted EBITDA	58,501	13,616	113,807	(25,595)	160,329
Corporate and Other Expenses	—	—	—	25,595	25,595

Adjusted Property EBITDA	$58,501	$13,616	$113,807	$—	$185,924

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)
(In thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2011	2010
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$372,873	$185,924
Corporate and Other Expenses	(35,277)	(25,595)

Adjusted EBITDA	337,596	160,329
Pre-opening Costs	(1,285)	(6,982)
Development Costs	(1,110)	—
Depreciation and Amortization	(166,518)	(152,112)
Share-based Compensation	(3,856)	(2,503)
Property Charges and Others	(1,025)	34
Interest and Other Non-Operating Expense, Net	(89,925)	(41,484)
Income Tax (Expense) Credit	(69)	143

Net Income (Loss)	$73,808	$(42,575)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Room Statistics:
Altira Macau
Average daily rate (4)	$200	$166	$198	$166
Occupancy per available room	97%	93%	97%	92%
Revenue per available room (5)	$195	$153	$192	$153

City of Dreams
Average daily rate (4)	$170	$152	$170	$152
Occupancy per available room	90%	81%	89%	78%
Revenue per available room (5)	$153	$123	$151	$118

Other Information:
Altira Macau
Average number of table games	206	212	206	214
Table games win per unit per day (6)	$23,026	$16,590	$21,843	$15,647

City of Dreams
Average number of table games	420	412	417	410
Average number of gaming machines	1,290	1,317	1,292	1,311
Table games win per unit per day (6)	$18,991	$10,257	$17,844	$10,451
Gaming machines win per unit per day (7)	$298	$224	$286	$206

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points